FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 under
the Securities Exchange Act of 1934

For
the month of October, 2023

ICON plc
(Translation of registrant's name into English)

333-08704
(Commission file number)

South County Business Park, Leopardstown, Dublin 18, D18 X5R3, Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F___X___	Form 40-F______

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes______	No___X___

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes______	No___X___

ICON plc
This report on Form 6-K is hereby incorporated by reference in the registration statement on Form F-4 (Registration No. 333-254891) of ICON plc and in the prospectus contained therein, registration statement on Form S-8 (Registration No. 333-152802) of ICON plc, registration statement on Form S-8 (Registration No. 333-204153) of ICON plc, registration statement on Form S-8 (Registration No. 333-231527) of ICON plc, registration statement on Form S-8 (Registration No. 333-254891) of ICON plc, and registration statement on Form S-8 (Registration No. 333-257578) of ICON plc, and this report on Form 6-K shall be deemed a part of each such registration statement from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished by ICON plc under the Securities Act of 1933 or the Securities Exchange Act of 1934.

GENERAL

As used herein, “ICON”, the “Company”, the "Group", and “we” refer to ICON plc and its consolidated subsidiaries, unless the context requires otherwise.

Business

ICON is a clinical research organization (“CRO”), providing outsourced development services on a global basis to the pharmaceutical, biotechnology and medical device industries. We specialize in the strategic development, management and analysis of programs that support all stages of the clinical development process - from compound selection to Phase I-IV clinical studies. Our vision is to be the healthcare intelligence partner of choice by delivering industry leading solutions and best in class performance in clinical development.

We believe that we are one of a select group of CROs with the expertise and capability to conduct clinical trials in most major therapeutic areas on a global basis and have the operational flexibility to provide development services on a stand-alone basis or as part of an integrated “full service” solution. At September 30, 2023 we had approximately 41,150 employees in 106 locations in 53 countries. During the nine months ended September 30, 2023, we derived approximately 41.7%, 47.5% and 10.8% of our revenue in the United States, Europe and Rest of World, respectively.

We began operations in 1990 and have expanded our business through organic growth, together with a number of strategic acquisitions to enhance our capabilities and expertise in certain areas of the clinical development process. We are incorporated in Ireland and our principal executive office is located at: South County Business Park, Leopardstown, Dublin 18, D18 X5R3, Republic of Ireland. The contact telephone number of this office is +353-1-291-2000.

Recent developments

Senior Secured Credit Facilities repayment

On September 29, 2023, the Company repaid $300.0 million of the senior secured term loan facility and made a quarterly interest payment of $74.5 million. This repayment resulted in an accelerated charge associated with previously capitalized fees of $2.5 million.

On June 30, 2023, the Company repaid $150.0 million of the senior secured term loan facility and made a quarterly interest payment of $74.0 million. This repayment resulted in an accelerated charge associated with previously capitalized fees of $1.2 million.

On March 31, 2023, the Company repaid $250.0 million of the senior secured term loan facility and made a quarterly interest payment of $75.3 million. This repayment resulted in an accelerated charge associated with previously capitalized fees of $2.2 million.

On December 30, 2022, the Company repaid $200.0 million of the senior secured term loan facility and made a quarterly interest payment of $66.1 million. This repayment resulted in an accelerated charge associated with previously capitalized fees of $1.8 million.

On September 30, 2022, the Company repaid $200.0 million of the senior secured term loan facility and made a quarterly interest payment of $53.6 million. This repayment resulted in an accelerated charge associated with previously capitalized fees of $1.9 million.

On June 30, 2022, the Company repaid $100.0 million of the senior secured term loan facility and made a quarterly interest payment of $39.4 million. This repayment resulted in an accelerated charge associated with previously capitalized fees of $0.9 million.

On March 31, 2022, the Company repaid $300.0 million of the senior secured term loan facility and made a quarterly interest payment of $35.1 million. This repayment resulted in an accelerated charge associated with previously capitalized fees of $3.2 million.

Senior secured revolving loan facility

In January 2023, $100.0 million of the senior secured revolving loan facility was drawn down, in the aggregate, at interest rates of 5.89% and 5.80%, representing one month SOFR plus a margin of 1.25%. This was repaid in full in March 2023. On March 31, 2023, $80.0 million of the senior secured revolving loan facility was drawn down at an interest rate of 6.17%, representing one month SOFR plus a margin of 1.25%. In April 2023, the Company drew down a further $50.0 million of the senior secured revolving loan facility at an interest rate of 6.25%, representing one month SOFR plus a margin of 1.25%. The Company repaid $80.0 million of the senior secured revolving loan facility on June 30, 2023. The remaining $50.0 million was repaid on August 17, 2023. On September 29, 2023, $75.0 million of the senior secured revolving loan facility was drawn down at an interest rate of 6.68%, representing one month SOFR plus a margin of 1.25%.

On May 2, 2023, the Company agreed with its lenders to increase the aggregate principal amount of the senior secured revolving loan facility from $300 million to $500 million.

Foreign exchange translation

The Company prepares its financial statements in United States dollar while the local results of a certain number of our subsidiaries are prepared in currencies other than United States dollars, including, amongst others, the pound sterling and the euro. In addition, the Company's contracts with clients are sometimes denominated in currencies other than the United States dollar. Finally, the Company is exposed to a wider variety of currencies in the expenses line due to most expenses being incurred in the local currencies of where our global operations are based. Accordingly, changes in exchange rates between the United States dollar and those other currencies can impact the Company’s financial results.

Ukraine situation

On February 24, 2022, Russia invaded Ukraine, creating significant instability and unrest in the region. Since that time, the Company's key focus has been on the safety of our employees and their families, patients, investigators and on the mitigation of adverse impacts on ongoing clinical trials. The Company has worked to ensure the safety of employees and their families based in Ukraine through the implementation of a number of employee assistance programs. These programs aim to provide affected employees and their families with transportation, accommodation in neighboring countries, financial assistance, communications and other support services as needed.

The Company's operations in these affected regions have been significantly curtailed as a result of these events. The ongoing conflict in Ukraine has resulted in an increasingly complex economic sanctions and export controls environment applicable to our business operations in the region (including Russia and Belarus) as a result of additional trade compliance measures enacted by the United States, United Kingdom and European Union member states. These economic sanctions and export controls restrict our ability to do business with sanctioned entities, require additional compliance resources, and could have a material adverse effect on the results of our operations. The financial impact of the conflict was not material to the Company during the nine months ended September 30, 2023.

Israel and the conflict area in the Middle East

We are all saddened by recent developments in Israel and the conflict area in the Middle East. The Company's key focus has been on the safety of our employees and their families, patients, investigators and on the mitigation of adverse impacts on ongoing clinical trials. The Company has worked to ensure the safety of employees and their families through the implementation of a number of employee assistance programs. The team have been advised to work remotely as they continue to support our customers’ studies. The financial impact of the developments was not material to the Company during the three and nine months ended September 30, 2023.

     ICON plc
CONDENSED CONSOLIDATED BALANCE SHEETS
AS AT SEPTEMBER 30, 2023 AND DECEMBER 31, 2022

	(Unaudited)	(Audited)
	September 30, 2023	December 31, 2022
ASSETS	(in thousands)
Current assets:
Cash and cash equivalents	$313,065	$288,768
Available for sale investments	1,954	1,713
Accounts receivable, net of allowance for credit losses	1,850,362	1,731,388
Unbilled revenue	941,884	957,655
Other receivables	121,687	63,658
Prepayments and other current assets	150,193	137,094
Income taxes receivable	42,039	48,790
Total current assets	3,421,184	3,229,066

Non-current assets:
Property, plant and equipment, net	342,262	350,320
Goodwill	8,982,896	8,971,670
Intangible assets	3,934,673	4,278,659
Operating right-of-use assets	132,319	153,832
Other receivables	52,797	70,790
Income taxes receivable	40,481	21,380
Deferred tax asset	83,095	76,930
Investments in equity- long term	41,790	32,631
Total Assets	$17,031,497	$17,185,278
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Accounts payable	$87,317	$81,194
Unearned revenue	1,663,183	1,507,449
Other liabilities	948,829	1,005,025
Income taxes payable	41,518	41,783
Current bank credit lines and loan facilities	130,150	55,150
Total current liabilities	2,870,997	2,690,601
Non-current liabilities:
Non-current bank credit lines and loan facilities	3,911,522	4,599,037
Lease liabilities	121,424	131,644
Non-current other liabilities	41,661	38,260
Non-current income taxes payable	242,972	239,188
Deferred tax liability	883,887	988,585
Commitments and contingencies	—	—
Total Liabilities	8,072,463	8,687,315

Shareholders' Equity:
Ordinary shares, par value 6 euro cents per share; 100,000,000 shares authorized,
82,326,976 shares issued and outstanding at September 30, 2023 and
81,723,555 shares issued and outstanding at December 31, 2022	6,688	6,649
Additional paid-in capital	6,924,073	6,840,306
Other undenominated capital	1,162	1,162
Accumulated other comprehensive loss	(190,190)	(171,538)
Retained earnings	2,217,301	1,821,384
Total Shareholders' Equity	8,959,034	8,497,963
Total Liabilities and Shareholders' Equity	$17,031,497	$17,185,278

The accompanying notes are an integral part of these condensed consolidated financial statements.

ICON plc
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2023 AND SEPTEMBER 30, 2022
(UNAUDITED)

	Three Months Ended		Nine Months Ended
	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022
	(in thousands except share and per share data)

Revenue	$2,055,099	$1,942,427	$6,053,928	$5,779,384

Costs and expenses:
Direct costs (excluding depreciation and amortization)	1,449,136	1,375,837	4,274,222	4,146,366
Selling, general and administrative expense	185,187	166,787	572,999	552,000
Depreciation and amortization	146,032	141,861	436,217	427,285
Transaction and integration-related expenses	10,433	8,001	34,516	28,970
Restructuring	—	6,197	45,390	32,890
Total costs and expenses	1,790,788	1,698,683	5,363,344	5,187,511

Income from operations	264,311	243,744	690,584	591,873
Interest income	1,273	1,434	3,294	1,727
Interest expense	(83,908)	(63,010)	(255,665)	(154,546)

Income before provision for income taxes	181,676	182,168	438,213	439,054
Provision for income taxes	(18,011)	(21,012)	(41,913)	(48,552)

Income before share of earnings from equity method investments	163,665	161,156	396,300	390,502
Share of losses in equity method investments	—	(1,002)	(383)	(2,643)

Net income attributable to the Group	$163,665	$160,154	$395,917	$387,859

Net income per Ordinary Share attributable to the Group (note 13):

Basic	$1.99	$1.96	$4.83	$4.76
Diluted	$1.97	$1.94	$4.79	$4.70

Weighted average number of Ordinary Shares outstanding (note 13):

Basic	82,215,627	81,582,375	82,001,500	81,481,686

Diluted	82,972,888	82,493,211	82,737,073	82,473,521

The accompanying notes are an integral part of these condensed consolidated financial statements.

ICON plc
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2023 AND SEPTEMBER 30, 2022
(UNAUDITED)

	Three Months Ended		Nine Months Ended
	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022
	(in thousands)		(in thousands)
Comprehensive income (net of tax):
Net income attributable to the Group	$163,665	$160,154	$395,917	$387,859
Currency translation adjustment	$(38,648)	$(98,966)	$(33,786)	(200,964)
Gain on cash flow hedge	$4,986	$—	$15,134	—
Total comprehensive income attributable to the Group	$130,003	$61,188	$377,265	$186,895

The accompanying notes are an integral part of these condensed consolidated financial statements.

ICON plc
CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(UNAUDITED)

		Group
	Shares	Amount	Additional Paid-in Capital	Other Undenominated Capital	Accumulated Other Comprehensive Loss	Retained Earnings	Total
	(dollars in thousands, except share data)
Balance at December 31, 2022	81,723,555	$6,649	$6,840,306	$1,162	$(171,538)	$1,821,384	$8,497,963
Net income	—	—	—	—	—	116,654	116,654
Exercise of share options	136,649	9	12,927	—	—	—	12,936
Issue of restricted share units / performance share units	68,218	4	—	—	—	—	4
Non-cash stock compensation expense	—	—	14,658	—	—	—	14,658
Share issuance costs	—	—	(4)	—	—	—	(4)
Other comprehensive income, net of tax	—	—	—	—	11,642	—	11,642
Balance at March 31, 2023	81,928,422	6,662	6,867,887	1,162	(159,896)	1,938,038	8,653,853
Net income	—	—	—	—	—	115,598	115,598
Exercise of share options	93,304	6	7,223	—	—	—	7,229
Issue of restricted share units / performance share units	129,323	8	—	—	—	—	8
Non-cash stock compensation expense	—	—	16,389	—	—	—	16,389
Share issuance costs	—	—	(5)	—	—	—	(5)
Other comprehensive income, net of tax	—	—	—	—	3,368	—	3,368
Balance at June 30, 2023	82,151,049	6,676	6,891,494	1,162	(156,528)	2,053,636	8,796,440
Net income	—	—	—	—	—	163,665	163,665
Exercise of share options	147,661	9	16,328	—	—	—	16,337
Issue of restricted share units / performance share units	28,266	3	—	—	—	—	3
Non-cash stock compensation expense	—	—	16,256	—	—	—	16,256
Share issuance costs	—	—	(5)	—	—	—	(5)
Other comprehensive loss, net of tax	—	—	—	—	(33,662)	—	(33,662)
Balance at September 30, 2023	82,326,976	6,688	6,924,073	1,162	(190,190)	2,217,301	8,959,034

The accompanying notes are an integral part of these condensed consolidated financial statements

		Group
	Shares	Amount	Additional Paid-in Capital	Other Undenominated Capital	Accumulated Other Comprehensive Loss	Retained Earnings	Total
	(dollars in thousands, except share data)
Balance at December 31, 2021	81,554,683	$6,640	$6,733,910	$1,134	$(90,937)	$1,416,080	$8,066,827
Net income	—	—	—	—	—	111,970	111,970
Exercise of share options	84,090	6	7,491	—	—	—	7,497
Issue of restricted share units / performance share units	74,769	4	—	—	—	—	4
Non-cash stock compensation expense	—	—	18,840	—	—	—	18,840
Share issuance costs	—	—	(3)	—	—	—	(3)
Share repurchase program	(420,530)	(28)	—	28	—	(99,983)	(99,983)
Share repurchase costs	—	—	—	—	—	(17)	(17)
Other comprehensive loss, net of tax	—	—	—	—	(35,818)	—	(35,818)
Balance at March, 31 2022	81,293,012	6,622	6,760,238	1,162	(126,755)	1,428,050	8,069,317
Net income	—	—	—	—	—	115,734	115,734
Exercise of share options	75,671	4	7,649	—	—	—	7,653
Issue of restricted share units / performance share units	157,924	11	—	—	—	—	11
Non-cash stock compensation expense	—	—	19,478	—	—	—	19,478
Other comprehensive loss, net of tax	—	—	—	—	(66,180)	—	(66,180)
Balance at June, 30 2022	81,526,607	6,637	6,787,365	1,162	(192,935)	1,543,784	8,146,013
Net income	—	—	—	—	—	160,154	160,154
Exercise of share options	117,140	4	13,827	—	—	—	13,831
Issue of restricted share units	1,532	4	—	—	—	—	4
Non-cash stock compensation expense	—	—	17,686	—	—	—	17,686
Share issuance costs	—	—	(1)	—	—	—	(1)
Other comprehensive loss, net of tax	—	—	—	—	(98,966)	—	(98,966)
Balance at September 30, 2022	81,645,279	6,645	6,818,877	1,162	(291,901)	1,703,938	8,238,721

The accompanying notes are an integral part of these condensed consolidated financial statements

ICON plc
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2023 AND SEPTEMBER 30, 2022 (UNAUDITED)

	Nine Months Ended
	September 30, 2023	September 30, 2022
	(in thousands)
Cash flows from operating activities:
Net income	$395,917	$387,859

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization expense	436,217	427,285
Impairment of long lived assets	8,845	27,727
Reduction in carrying value of operating right-of-use assets	33,979	35,238
Loss on equity method investments	383	2,643
Acquisition-related gain	(6,160)	—
Charge on cash flow hedge	3,335	—
Amortization of financing costs and debt discount	12,485	13,544
Stock compensation expense	47,303	55,703
Deferred taxes	(114,487)	(126,620)
Foreign exchange movements	(7,670)	(52,334)
Other non-cash items	21,966	18,595
Changes in operating assets and liabilities:
Accounts receivable	(139,096)	(140,760)
Unbilled revenue	14,370	(221,104)
Unearned revenue	158,269	28,352
Other net assets	(144,760)	166,613
Net cash provided by operating activities	720,896	622,741

Cash flows from investing activities:
Purchase of property, plant and equipment	(87,980)	(85,145)
Purchase of subsidiary undertakings	(5,100)	—
Sale of available for sale investments	1,611	—
Purchase of available for sale investments	(1,852)	—
Purchase of investments in equity - long term	(10,829)	(1,840)
Net cash used in investing activities	(104,150)	(86,985)

Cash flows from financing activities:
Drawdown of bank credit lines and loan facilities	305,000	25,000
Repayment of bank credit lines and loan facilities	(930,000)	(625,000)
Proceeds from exercise of equity compensation	36,517	28,967
Share issue costs	(14)	(3)
Repurchase of ordinary shares	—	(99,983)
Share repurchase costs	—	(17)
Net cash used in financing activities	(588,497)	(671,036)

Effect of exchange rate movements on cash	(3,952)	(7,775)
Net increase (decrease) in cash and cash equivalents	24,297	(143,055)
Cash and cash equivalents at beginning of period	288,768	752,213
Cash and cash equivalents at end of period	313,065	609,158

The accompanying notes are an integral part of these condensed consolidated financial statements.

ICON plc
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
September 30, 2023
1. Basis of presentation

These condensed consolidated financial statements which have been prepared in accordance with United States Generally Accepted Accounting Principles (“US GAAP”) have not been audited. The condensed consolidated financial statements reflect all adjustments, which are, in the opinion of management, necessary to present a fair statement of the operating results and financial position for the periods presented. The preparation of the condensed consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect reported amounts and disclosures in the condensed consolidated financial statements. Actual results could differ from those estimates.

The condensed consolidated financial statements should be read in conjunction with the accounting policies and notes to the consolidated financial statements included in ICON’s Form 20-F for the year ended December 31, 2022 (see note 2 - Summary of significant accounting policies). Operating results for the nine months ended September 30, 2023 are not necessarily indicative of the results that may be expected for the fiscal period ending December 31, 2023.
2. Summary of significant accounting policies
Revenue recognition
The Company earns revenues by providing a number of different services to its customers. These services, which are integral elements of the clinical development process, include clinical trials management, consulting, contract staffing, data services and laboratory services. These services, which are described below, can be purchased collectively or individually as part of a clinical trial contract. There is not significant variability in how economic factors affect these services. Contracts range in duration from a number of months to several years.

ASC 606 requires application of five steps: (1) identify the contract(s) with a customer; (2) identify the performance obligation in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; and (5) recognize revenue when (or as) the entity satisfies the performance obligation(s), which have been applied to revenue recognized from each service described below.

Clinical trial service revenue

A clinical trial service is a single performance obligation satisfied over time, i.e. the full-service obligation in respect of a clinical trial (including those services performed by investigators and other parties) is considered a single performance obligation. Promises offered to the customer are not distinct within the context of the contract. ICON is the contract principal in respect of both direct services and in the use of third parties (principally investigator services) that support the clinical research projects. The transaction price is determined by reference to the contract or change order value (total service revenue and pass-through/ reimbursable expenses) adjusted to reflect a realizable contract value. Revenue is recognized over time as the single performance obligation is satisfied. The progress towards completion for clinical service contracts is measured based on an input measure being total project costs incurred (inclusive of pass-through/ reimbursable expenses) at each reporting period as a percentage of forecasted total project costs.

Laboratory services revenue

Revenue is recognized when, or as, obligations under the terms of a contract are satisfied, which occurs when control of the products or services are transferred to the customer. Revenue for laboratory services is measured as the amount of consideration we expect to receive in exchange for transferring products or services. Where contracts with customers contain multiple performance obligations, the transaction price is allocated to each performance obligation based on the estimated relative selling price of the promised good or service. Service revenue is recognized over time as the services are delivered to the customer based on the extent of progress towards completion of the performance obligation. The determination of the methodology to measure progress requires judgment and is based on the nature of services provided. This requires an assessment of the transfer of value to the customer. The right to invoice measure of progress is generally related to rate per unit contracts, as the extent of progress towards completion is measured based on discrete service or time-based increments, such as samples tested or labor hours incurred. Revenue is recorded in the amount invoiced since that amount corresponds to the value of the Company's performance and the transfer of value to the customer.

Contracting services revenue

The Company has availed of the practical expedient which results in recognition of revenue on a right to invoice basis. Application of the practical expedient reflects the right to consideration from the customer in an amount that corresponds directly with the value to the customer of the performance completion to date. This reflects hours performed by contract staff.

Consulting services revenue

Our consulting services contracts represent a single performance obligation satisfied over time. The transaction price is determined by reference to contract or change order value. Revenue is recognized over time as the performance obligation is satisfied. The progress towards completion for consulting contracts is measured based on total project inputs (time) at each reporting period as a percentage of forecasted total project inputs.

Data services revenue

The Company provides data reports and analytics to customers based on agreed-upon specifications, including the timing of delivery, which is typically either weekly, monthly, or quarterly. If a customer requests more than one type of data report or series of data reports within a contract, each distinct type of data report is a separate performance obligation. The contracts provide for the Company to be compensated for the value of each deliverable. The transaction price is determined using list prices, discount agreements, if any, and negotiations with the customers, and generally includes any out-of-pocket expenses. Typically, the Company bills in advance of services being provided with the amount being recorded as unearned revenue.

When multiple performance obligations exist, the transaction price is allocated to performance obligations on a relative standalone selling price basis. In cases where the Company contracts to provide a series of data reports, or in some cases data, the Company recognizes revenue over time using the “units delivered” output method as the data or reports are delivered. Expense reimbursements are recorded to revenue as the expenses are incurred as they relate directly to the services performed.

Certain arrangements include upfront customization or consultative services for customers. These arrangements often include payments based on the achievement of certain contractual milestones. Under these arrangements, the Company contracts with a customer to carry out a specific study, ultimately resulting in delivery of a custom report or data product. These arrangements are a single performance obligation given the integrated nature of the service being provided. The Company typically recognizes revenue under these contracts over time, using an output-based measure, generally time elapsed, to measure progress and transfer of control of the performance obligation to the customer. Expense reimbursements are recorded to revenue as the expenses are incurred as they relate directly to the service performed.

The Company enters into contracts with some of its larger data suppliers that involve non-monetary terms. The Company issues purchase credits to be used toward the data supplier's purchase of the Company's services based on the fair value of the data obtained. In exchange, the Company receives monetary discounts on the data received from the data suppliers. The fair value of the revenue earned from the customer purchases is recognized as services are delivered as described above. At the end of the contract year, any unused customer purchase credits may be forfeited or carried over to the next contract year based on the terms of the data supplier contract.

Commissions

Incremental costs of obtaining a contract are recognized as an asset on the Consolidated Balance Sheet in respect of those contracts that exceed one year. Where commission costs relate to contracts that are less than one year, the practical expedient is applied as the amortization period of the asset which would arise on deferral would be one year or less.
Business Combinations
The cost of a business combination is measured as the aggregate of the fair value of assets received, liabilities assumed and equity instruments issued in exchange for control. The Company records and allocates to its reporting units the excess of the cost over the fair value of the net assets acquired, known as goodwill. Where a business combination agreement provides for an adjustment to the cost of the acquisition which is contingent upon future events, the amount of the estimated adjustment is recognized at the acquisition date at the fair value of the contingent consideration. Any changes to this estimate outside the measurement period will depend on the classification of the contingent consideration. If the contingent consideration is classified as equity it shall not be re-measured and the settlement shall be accounted for within equity. If the contingent consideration is classified as a liability any adjustments will be accounted for through the Consolidated Statement of Operations or Other Comprehensive Income depending on whether the liability is considered a financial instrument.

The assets, liabilities and contingent liabilities of businesses acquired are measured at their fair values at the date of acquisition. In the case of a business combination which is completed in stages, the fair values of the identifiable assets, liabilities and contingent liabilities are determined at the date of each exchange transaction. When the initial accounting for a business combination is determined provisionally, any subsequent adjustments to the provisional values allocated to the identifiable assets, liabilities and contingent liabilities are made within twelve months of the acquisition date and presented as adjustments to goodwill in the reporting period in which the adjustments are determined.

The Company allocates a share of net income to the noncontrolling interest holders based on percentage ownership.

Intangible Assets
Intangible assets are measured at their fair value when acquired and amortized on the straight line basis over their respective useful lives. The Company has no indefinite life intangibles other than goodwill. The Company evaluates its intangibles for impairment when indicators of impairment exist.

Intangible assets are amortized on a straight-line basis over the expected useful life, as set forth in the table below:

Estimated Useful Life
Customer relationships	23 years
Order backlog	3 years
Trade names	3 years
Patient database	7 years
Technology assets	5 years

The Company periodically assesses the useful lives of intangible assets to evaluate whether what was established at acquisition continues to be appropriate.

Income taxes

The Company applies the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases and for operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which these temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the provision of income taxes in the period that includes the enactment date. Deferred tax assets are reduced by a valuation allowance to the amount that is more likely than not to be realized. The Company recognizes the effect of income tax positions only if those positions will more likely than not be sustained. Recognized income tax positions are measured at the largest amount of tax benefit that is greater than 50 percent likely of being realized upon settlement. Interest and penalties related to income taxes are included in income tax expense and classified with the related liability on the Consolidated Balance Sheet. The Company accounts for the impact of GILTI (“global intangible low-taxed income”) in the period it arises and has therefore not provided for deferred taxes in respect of this item.
3. Revenue

Revenue disaggregated by customer concentration is as follows:

	Three Months Ended		Nine Months Ended
	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022
	(in thousands)		(in thousands)

Clients 1-5	$527,345	$539,907	$1,615,713	$1,595,007
Clients 6-10	$302,407	$270,073	$868,753	$831,660
Clients 11-25	$448,428	$405,171	$1,267,750	$1,100,118
Other	$776,919	$727,276	$2,301,712	$2,252,599

Total	$2,055,099	$1,942,427	$6,053,928	$5,779,384

There was no revenue from individual customers greater than 10% of consolidated revenue in the respective periods.

4. Accounts receivable, unbilled revenue (contract assets) and unearned revenue or payments on account (contract liabilities)

Accounts receivables and unbilled revenue are as follows:

	September 30, 2023	December 31, 2022
	(in thousands)
Contract assets:
Billed services (accounts receivable)	$1,883,296	$1,751,950
Unbilled services (unbilled revenue)	941,884	957,655
Accounts receivable and unbilled revenue, gross	2,825,180	2,709,605
Allowance for credit losses	(32,934)	(20,562)
Accounts receivable and unbilled revenue, net	$2,792,246	$2,689,043

Unbilled services and unearned revenue or payments on account (contract assets and liabilities) were as follows:

(in thousands, except percentages)	September 30, 2023	December 31, 2022	$ Change	% Change

Unbilled services (unbilled revenue)	$941,884	$957,655	$(15,771)	(1.6)%
Unearned revenue (payments on account)	(1,663,183)	(1,507,449)	(155,734)	10.3%
Net balance	$(721,299)	$(549,794)	$(171,505)	31.2%

Timing may differ between the satisfaction of performance obligations and the invoicing and collection of amounts related to our contracts with customers. We record assets for amounts related to performance obligations that are satisfied but not yet billed and/or collected. These assets are recorded as unbilled services and therefore contract assets rather than accounts receivables when receipt of the consideration is conditional on something other than the passage of time. Liabilities are recorded for amounts that are collected in advance of the satisfaction of performance obligations or billed in advance of the revenue being earned.

Unbilled services/revenue balances arise where invoicing or billing is based on the timing of agreed milestones related to service contracts for clinical research. Contractual billing arrangements in respect of certain reimbursable expenses (principally investigators) require billing by the investigator to the Company prior to billing by the Company to the customer. As there is no contractual right to set-off between unbilled services (contract assets) and unearned revenue (contract liabilities), each are separately presented gross on the Condensed Consolidated Balance Sheet.

Unbilled services as at September 30, 2023 decreased by $15.8 million compared to December 31, 2022. Unearned revenue increased by $155.7 million over the same period resulting in an increase of $171.5 million in the net balance of unbilled services and unearned revenue or payments on account between December 31, 2022 and September 30, 2023. These fluctuations are primarily due to timing of payments and invoicing related to the Group's clinical trial management contracts. Billings and payments are established by contractual provisions including predetermined payment schedules which may or may not correspond to the timing of the transfer of control of the Company's services under the contract. Unbilled services arise from long-term contracts when a cost-based input method of revenue recognition is applied and revenue recognized exceeds the amount billed to the customer.

As of September 30, 2023 approximately $14.3 billion (September 30, 2022: $13.5 billion) of revenue is expected to be recognized in the future in respect of unsatisfied performance obligations. The Company expects to recognize revenue on approximately 51% of the unsatisfied performance obligations over the next 12 months, with the remainder recognized thereafter over the duration of the customer contracts.

5. Goodwill

	Nine Months Ended	Year Ended
	September 30, 2023	December 31, 2022
	(in thousands)
Opening balance	$8,971,670	$9,037,931
Current period acquisition	13,379	—
Prior period acquisition	—	(35,692)
Foreign exchange movement	(2,153)	(30,569)

Closing balance	$8,982,896	$8,971,670
On April 20, 2023, the Company completed the purchase of the majority investor's 51% majority voting share capital of Oncacare Limited ("Oncacare"), such that Oncacare and its subsidiaries became wholly-owned subsidiaries of the ICON Group. The Oncacare acquisition resulted in goodwill of $13.4 million and also gave rise to an acquisition-related gain of $6.2 million.
There were no impairment charges for the nine months ended September 30, 2023 or for the year ended December 31, 2022.

6. Intangible assets

Intangible assets, net consisted of the following:

	Nine Months Ended	Year Ended
	September 30, 2023	December 31, 2022
Cost	(in thousands)
Customer relationships	$4,076,010	$4,076,435
Order backlog	536,716	536,934
Trade names & brands	204,608	204,621
Patient database	170,262	170,238
Technology assets	120,875	120,984
Total cost	5,108,471	5,109,212
Accumulated amortization	(1,173,798)	(830,553)
Net book value	$3,934,673	$4,278,659

The identifiable intangible assets are amortized over their estimated useful lives.

7. Fair value measurements

The Company records certain assets and liabilities at fair value. Fair value is defined as the price that would be received to sell an asset, or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy that prioritizes the inputs used to measure fair value is described below. This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

•Level 1 — Quoted prices in active markets for identical assets or liabilities.
•Level 2 — Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.
•Level 3 — Unobservable inputs that are supported by little or no market activity. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

The carrying amounts of financial instruments, including cash and cash equivalents, accounts receivable, unbilled services, contract assets, accounts payable and unearned revenue approximate fair value due to the short maturities of these instruments.

As of September 30, 2023, the fair value of the major classes of the Company's assets and liabilities measured at fair value on a recurring basis were as follows (in thousands):

	Level 1	Level 2	Level 3	Investments Measured at Net Asset Value	Total
	(in thousands)
Assets:
Available for sale securities (short-term) (a)	1,954	—	—	—	1,954
Available for sale investments (long-term) (b)	—	—	—	41,790	41,790
Derivative instruments (c)	—	13,111	—	—	13,111
Total assets	$1,954	$13,111	$—	$41,790	$56,855

Liabilities:
Derivative instruments (c)	—	—	—	—	—
Total liabilities	$—	$—	$—	$—	$—

As of December 31, 2022, the fair value of the major classes of the Company's assets and liabilities measured at fair value on a recurring basis were as follows (in thousands):

	Level 1	Level 2	Level 3	Investments Measured at Net Asset Value	Total
	(in thousands)
Assets:
Available for sale securities (short-term) (a)	1,713	—	—	—	1,713
Available for sale investments (long-term) (b)	—	—	—	32,631	32,631
Derivative instruments (c)	—	12	—	—	12
Total assets	$1,713	$12	$—	$32,631	$34,356

Liabilities:
Derivative instruments (c)	—	3,670	—	—	3,670
Total liabilities	$—	$3,670	$—	$—	$3,670

(a) Represents the fair value of investments in highly liquid investments with maturities of greater than three months and a minimum "A-" rated fixed term deposits and are based on quoted market prices.

(b) To determine the classification of its interests in long-term investments, the Company considered the nature of its investment, the extent of influence over operating and financial decisions and the availability of readily determinable fair values. The Company determined that the interests in funds meet the definition of equity securities without readily determinable fair values, which qualify for the Net Asset Value (NAV) practical expedient in ASC 820 'Fair value measurements and disclosures'. Any increases or decreases in fair value are recognized in net income in the period.

(c) Represents the fair value of interest rate cap and interest rate swap agreements. The fair value of the agreements are the estimated amount that the Company would receive or pay to terminate such agreements, taking into account market interest rates and the remaining time to maturities or using market inputs with mid-market pricing as a practical expedient for bid-ask spread.

Non-recurring Fair Value Measurements

Certain assets and liabilities are carried on the accompanying Condensed Consolidated Balance Sheet at cost and are not re-measured to fair value on a recurring basis. These assets include finite-lived intangible assets that are tested for impairment when a triggering event occurs and goodwill that is tested for impairment annually or when a triggering event occurs. As of September 30, 2023, assets carried on the balance sheet at cost and not re-measured to fair value on a recurring basis totaled approximately $12,917.6 million and are identified as Level 3 assets. These assets are comprised of goodwill of $8,982.9 million and net identifiable intangible assets of $3,934.7 million.

The estimated fair value of the Company’s debt was $4,032.0 million at September 30, 2023. The fair values of the Senior Secured Credit Facilities and Senior Secured Notes were determined based on Level 2 inputs, which are based on rates at which the debt is traded among financial institutions. The fair value of the senior secured revolving loan facility is recorded as its carrying value, due to the short term duration.

8. Restructuring

In the nine months ended September 30, 2023, a restructuring charge of $45.4 million was recorded in the Condensed Consolidated Statement of Operations under a restructuring plan adopted following a review of operations. The restructuring plan reflected a workforce reduction of $34.1 million and an office consolidation program to optimize the Company's office footprint of $11.3 million.

	Nine Months Ended
	September 30, 2023	September 30, 2022
	(in thousands)
Restructuring charges	$45,390	$32,890
Net charge	$45,390	$32,890

At September 30, 2023, a total liability of $19.6 million was recorded on the Consolidated Balance Sheet relating to restructuring activities. The total liability included $16.2 million of personnel related liabilities as a result of the workforce reduction; all of which have been classified as short-term. The total liability also included $3.4 million of facilities related liabilities of which $1.1 million is included within other liabilities and $2.3 million is included within non-current other liabilities.

	Nine Months Ended	Year ended
	September 30, 2023	December 31, 2022
	(in thousands)

Opening provision	$6,022	$10,311
Additional provisions	36,704	4,364
Utilization	(23,106)	(8,653)
Ending provision	$19,620	$6,022

9. Operating leases
Lease costs recorded under operating leases for the three and nine months ended September 30, 2023 and September 30, 2022 were as follows:

	Three Months Ended		Nine Months Ended
	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022
	(in thousands)		(in thousands)
Operating lease costs	11,850	12,164	$37,539	$40,976
Income from sub-leases	(284)	(268)	(845)	(898)
Net operating lease costs	11,566	11,896	$36,694	$40,078

Of the total cost of $36.7 million incurred in the nine months ended September 30, 2023 (September 30, 2022: $40.1 million), $28.1 million (September 30, 2022: $38.1 million) is recorded within selling, general and administration costs and $8.6 million (September 30, 2022: $2.0 million) is recorded within direct costs.

During the nine months ended September 30, 2023 and September 30, 2022, costs incurred by the Group related to variable lease payments was de minimis.

Right-of-use assets obtained, in exchange for lease obligations during the three months ended September 30, 2023, totaled $2.1 million (September 30, 2022: $1.7 million). Right-of-use assets obtained, in exchange for lease obligations during the nine months ended September 30, 2023, totaled $24.6 million (September 30, 2022: $37.6 million).

The weighted average remaining lease term and weighted-average discount rate at September 30, 2023 were 6.75 years and 3.15%, respectively.

Future minimum lease payments under non-cancelable leases as of September 30, 2023 were as follows:

Minimum rental payments
(in thousands)	September 30, 2023
Year 1	$38,084
Year 2	31,545
Year 3	26,709
Year 4	21,934
Year 5	15,039
Thereafter	35,884
Total future minimum lease payments	169,195
Lease imputed interest	(13,883)
Total	$155,312

Operating lease liabilities are presented as current and non-current. Operating lease liabilities of $33.9 million have been included in other liabilities as at September 30, 2023 (September 30, 2022: $42.2 million).

10. Bank credit lines and loan facilities

The Company had the following debt outstanding as of September 30, 2023 and December 31, 2022:

			Principal amount
	Interest rate as of	Interest rate as of	September 30,	December 31,
(in thousands)	September 30, 2023	December 31, 2022	2023	2022	Maturity Date
Credit Facilities:
Senior Secured Term Loan	7.75%	7.09%	$3,501,213	$4,201,213	July 2028
Senior Secured Notes	2.88%	2.88%	500,000	500,000	July 2026
Senior Secured Revolving Loan Facility	6.68%	—	75,000	—	October 2023
Total debt			4,076,213	4,701,213
Less current portion of long-term debt			(130,150)	(55,150)
Total long-term debt			3,946,063	4,646,063
Less debt issuance costs and debt discount			(34,541)	(47,026)
Total long-term debt, net			$3,911,522	$4,599,037

As of September 30, 2023, the contractual maturities of the Company's debt obligations were as follows:

Contractual maturities of long-term debt:	(in thousands)
2023 (remaining)	$88,788
2024	55,150
2025	55,150
2026	555,150
2027 and thereafter	3,321,975
Total	$4,076,213

The Company's primary financing arrangements are its senior secured credit facilities (the "Senior Secured Credit Facilities"), which consists of a senior secured term loan and a revolving credit facility, and the senior secured notes (the "Senior Secured Notes").

Senior Secured Credit Facilities

On July 1, 2021, the Company completed the acquisition of PRA Health Sciences, Inc. ("PRA") by means of a merger whereby Indigo Merger Sub, Inc., a Delaware corporation and subsidiary of ICON, merged with and into PRA, the parent of the PRA Health Sciences ("the Merger"). In conjunction with the completion of the Merger, on July 1, 2021, ICON entered into a credit agreement providing for a senior secured term loan facility of $5,515 million and a senior secured revolving loan facility in an initial aggregate principal amount of $300 million (the "Senior Secured Credit Facilities"). The Company paid a $27.6 million debt discount in connection with the Senior Secured Credit Facility and Senior Secured Notes. On May 2, 2023, the Company agreed with its lenders to increase the aggregate principal amount of the senior secured revolving loan facility from $300 million to $500 million.

Borrowings under the senior secured term loan facility amortize in equal quarterly installments in an amount equal to 1.00% per annum of the principal amount, with the remaining balance due at final maturity. The interest rate margin applicable to borrowings under the senior secured term loan facility is USD Term SOFR and a Term SOFR Adjustment depending on the interest period chosen plus an applicable margin which is dependent on the Company's net leverage ratio. At September 30, 2023, the applicable margin is 2.25%. The senior secured term loan facility is subject to a floor of 0.50%.

The interest rate margin applicable to borrowings under the revolving loan facility will be, at the option of the borrower, either (i) the applicable base rate plus an applicable margin of 1.00%, 0.60% or 0.25% based on ICON’s current corporate family rating assigned by S&P of BB- (or lower), BB or BB+ (or higher), respectively, or (ii) Term SOFR plus a Term SOFR Adjustment on the interest period chosen plus an applicable margin of 2.00%, 1.60% or 1.25% based on ICON’s current corporate family rating assigned by S&P of BB- (or lower), BB or BB+ (or higher), respectively. In addition, lenders under the revolving loan facility are entitled to commitment fees as a percentage of the applicable margin at the time of drawing and utilization fees dependent on the proportion of the facility drawn.

In January 2023, $100.0 million of the senior secured revolving loan facility was drawn down, in the aggregate, at interest rates of 5.89% and 5.80%, representing one month SOFR plus a margin of 1.25%. This was repaid in full in March 2023. On March 31, 2023, $80.0 million of the senior secured revolving loan facility was drawn down at an interest rate of 6.17%, representing one month SOFR plus a margin of 1.25%. In April 2023, the Company drew down a further $50.0 million of the senior secured revolving loan facility at an interest rate of 6.25%, representing one month SOFR plus a margin of 1.25%. The Company repaid $80.0 million of the senior secured revolving loan facility on June 30, 2023. The remaining $50.0 million was repaid on August 17, 2023. On September 29, 2023, $75.0 million of the senior secured revolving loan facility was drawn down at an interest rate of 6.68%, representing one month SOFR plus a margin of 1.25%.

The Borrowers’ (as defined in the Senior Secured Credit Facility) obligations under the Senior Secured Credit Facilities are guaranteed by ICON and the subsidiary guarantors. The Senior Secured Credit Facilities are secured by a lien on substantially all of ICON’s, the Borrowers’ and each of the subsidiary guarantor’s assets (subject to certain exceptions), and the Senior Secured Credit Facilities have a first-priority lien on such assets, which will rank pari passu with the lien securing the Senior Secured Notes, subject to other permitted liens. The Company is permitted to make prepayments on the senior secured term loan without penalty.

On March 31, 2023 the Company repaid $250.0 million of the senior secured term loan facility and made a quarterly interest payment of $75.3 million. This repayment resulted in an additional charge associated with previously capitalized fees of
$2.2 million.

On June 30, 2023 the Company repaid $150.0 million of the senior secured term loan facility and made a quarterly interest payment of $74.0 million. This repayment resulted in an additional charge associated with previously capitalized fees of $1.2 million.

On September 29, 2023, the Company repaid $300.0 million of the senior secured term loan facility and made a quarterly interest payment of $74.5 million. This repayment resulted in an additional charge associated with previously capitalized fees of $2.5 million.

Senior Secured Notes

In addition to the Senior Secured Credit Facilities, on July 1, 2021, a subsidiary of the Company issued $500 million in aggregate principal amount of 2.875% senior secured notes due 2026 (the "Senior Secured Notes") in a private offering (the “Offering”). The Senior Secured Notes will mature on July 15, 2026.

Fair Value of Debt

The estimated fair value of the Company’s debt was $4,032.0 million at September 30, 2023. The fair values of the Senior Secured Credit Facilities and Senior Secured Notes were determined based on Level 2 inputs, which are based on rates at which the debt is traded among financial institutions. The fair value of the senior secured revolving loan facility is recorded as its carrying value due to the short term duration.

11. Derivatives

On November 29, 2022, the Company entered into two interest rate cap agreements ("2022 Caps") with an initial total notional value of $2,101 million to limit its exposure to changes in the variable interest rate on its Senior Secured Credit Facilities. Interest on the 2022 Caps began accruing on December 30, 2022 and the interest rate caps expires on December 31, 2024. The Company pays a fixed rate of 0.42% and receives a variable rate equal to the amount that the three-month SOFR exceeds 4.75%.

On November 29, 2022, the Company entered into an interest rate swap agreement ("2022 Swap") with an initial notional value of $1,101 million to limit its exposure to changes in the variable interest rate on its Senior Secured Credit Facilities. Interest on the 2022 Swap begins accruing on December 31, 2024 and the interest rate swap expires on September 30, 2026. The Company pays a fixed rate of 3.4% and receives a variable rate of interest equal to the three-month SOFR on the 2022 Swap.

The fair value of the Company’s derivative financial instruments, on a gross basis, are summarized in the following table:

	September 30, 2023			December 31, 2022
	Asset	Liability	Notional	Asset	Liability	Notional
	(in thousands)			(in thousands)
Derivatives designated as hedging instruments:

Interest Rate Caps	$4,262	$—	$1,750,606	$12	$3,363	$2,100,606
Interest Rate Swap	$8,849	$—	$1,100,606	$—	$307	$1,100,606

Total derivatives designated as hedging instruments	$13,111	$—	$2,851,212	$12	$3,670	$3,201,212

As of September 30, 2023, the Company recognized a current derivative asset of $3.8 million within other receivables (December 31, 2022, current derivative asset of $0.01 million recognized within other receivables and a current derivative liability of $3.3 million recognized within other liabilities). A further $9.3 million non-current derivative asset was recognized within non-current other receivables (December 31,2022, non-current derivative liability of $0.4 million recognized within non-current other liabilities).

During the next 12 months, the Company estimates that an additional $2.3 million will be reflected as interest income in the consolidated statements.

The Company recognized $5.0 million of a gain within other comprehensive income ("OCI") for the three months ended September 30, 2023 (September 30, 2022: $nil) after a reclassification of $0.3 million from OCI to the income statement (September 30, 2022: $nil). The Company recognized $15.1 million of a net gain within OCI for the nine months ended September 30, 2023 (September 30, 2022: $nil) after a reclassification of $3.3 million from OCI to the income statement (September 30, 2022: $nil).

12. Income taxes
Income taxes recognized during the three and nine months ended September 30, 2023 and September 30, 2022, comprise:

	Three Months Ended		Nine Months Ended
	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022
	(in thousands)		(in thousands)
Provision for income taxes	$18,011	$21,012	$41,913	$48,552

As at September 30, 2023 the Company maintains a $251.1 million liability (December 31, 2022: $240.2 million) for unrecognized tax benefit, which is comprised of $221.1 million (December 31, 2022: $217.6 million) related to items generating unrecognized tax benefits and $30.0 million (December 31, 2022: $22.6 million) for interest and penalties related to such items. The Company recognizes interest accrued on unrecognized tax benefits as an additional income tax expense.

The Company has analyzed the filing positions in all of the significant federal, state and foreign jurisdictions where it is required to file income tax returns, as well as open tax years in these jurisdictions. The only periods subject to audit by the major tax jurisdictions where the Company does business are the 2016 through 2022 tax years. During such audits, local tax authorities may challenge the positions taken by us in our tax returns.
13. Net income per ordinary share

Basic net income per ordinary share attributable to the Group has been computed by dividing net income available to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. Diluted net income per ordinary share is computed by adjusting the weighted average number of ordinary shares outstanding during the period for all potentially dilutive ordinary shares outstanding during the period and adjusting net income for any changes in income or loss that would result from the conversion of such potential ordinary shares. There is no difference in net income used for basic and diluted net income per ordinary share.

The reconciliation of the number of shares used in the computation of basic and diluted net income per ordinary share is as follows:

	Three Months Ended		Nine Months Ended
	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022
Weighted average number of ordinary shares outstanding for basic net income per ordinary share	82,215,627	81,582,375	82,001,500	81,481,686
Effect of dilutive share options and other awards outstanding under share based compensation programs	757,261	910,836	735,573	991,835
Weighted average number of ordinary shares outstanding for diluted net income per ordinary share	82,972,888	82,493,211	82,737,073	82,473,521

	Three Months Ended		Nine Months Ended
	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022
Net income per Ordinary Share attributable to the Group:
Basic	1.99	1.96	4.83	4.76
Diluted	1.97	1.94	4.79	4.70

14. Share-based awards

Share Options

The following table summarizes option activity for the nine months ended September 30, 2023:

	Options Outstanding Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life
Outstanding at December 31, 2022	1,378,119	$119.86	4.69

Granted	82,472	$232.48
Exercised	(377,614)	$96.67
Canceled/expired	(6,885)	$116.33

Outstanding at September 30, 2023	1,076,092	$136.65	4.45

Exercisable at September 30, 2023	804,953	$113.75	3.91

The Company issues ordinary shares for all options exercised. The total amount of fully vested share options which remained outstanding at September 30, 2023 was 804,953. Fully vested share options at September 30, 2023 have an average remaining contractual term of 3.91 years and an average exercise price of $113.75.

Fair value of Stock Options Assumptions

The weighted average fair value of options granted during the nine months ended September 30, 2023 and September 30, 2022 was calculated using the Black-Scholes option pricing model. The weighted average grant date fair values and assumptions used were as follows:

	Nine Months Ended
	September 30, 2023	September 30, 2022
Weighted average grant date fair value	$85.12	$68.40
Assumptions:
Expected volatility	33%	31%
Dividend yield	—%	—%
Risk-free interest rate	3.98%	1.85%
Expected life	5 years	5 years

Expected volatility is based on the historical volatility of our common stock over a period equal to the expected term of the options; the expected life represents the weighted average period of time that options granted are expected to be outstanding given consideration to vesting schedules and our historical experience of past vesting and termination patterns. The risk-free rate is based on the U.S. government zero-coupon bonds yield curve in effect at time of the grant for periods corresponding with the expected life of the option.

Restricted Share Units and Performance Share Units

On April 23, 2013 the Company adopted the 2013 Employees Restricted Share Unit and Performance Share Unit Plan (the "2013 RSU Plan") pursuant to which the Compensation and Organization Committee of the Company's Board of Directors may select any employee, or any Director holding a salaried office or employment with the Company, or a subsidiary to receive an award under the plan. On May 11, 2015 the 2013 RSU Plan was amended and restated in order to increase the number of shares that can be issued under the 2013 RSU Plan by 2.5 million shares. Accordingly, an aggregate of 4.1 million ordinary shares have been reserved for issuance under the 2013 RSU Plan. The shares are awarded at par value and vest over a service period. Awards under the 2013 RSU Plan may be settled in cash or shares at the option of the Company. No awards may be granted under the 2013 RSU Plan after May 11, 2025.

On April 30, 2019 the Company approved the 2019 Consultants and Directors Restricted Share Unit Plan (the “2019 Consultants RSU Plan”), which was effective as of May 16, 2019, pursuant to which the Compensation and Organization Committee of the Company’s Board of Directors may select any consultant, adviser or non-executive Director retained by the Company, or a subsidiary to receive an award under the plan. 250,000 ordinary shares have been reserved for issuance under the 2019 Consultants RSU Plan. The awards are at par value and vest over a service period. Awards granted to non-executive directors during 2020, 2021 and 2022 vest in twelve months.

    The Company has awarded RSUs and PSUs to certain key individuals of the Group. The following table summarizes RSU and PSU activity for the nine months ended September 30, 2023:

	PSU Outstanding Number of Shares	PSU Weighted Average Grant Date Fair Value	RSU Outstanding Number of Shares	RSU Weighted Average Grant Date Fair Value
Outstanding at December 31, 2022	152,420	$192.29	582,612	$207.73

Granted	60,374	$232.51	306,780	$218.68
Shares vested	(47,026)	$159.57	(178,781)	$186.35
Forfeited	—	$—	(59,260)	$211.45

Outstanding at September 30, 2023	165,768	$216.22	651,351	$218.41

The fair value of PSUs vested for the nine months ended September 30, 2023 totaled $7.5 million (full year 2022: $6.5 million).

The fair value of RSUs vested for the nine months ended September 30, 2023 totaled $33.3 million (full year 2022: $34.1 million).

The PSUs vest based on service and specified EPS targets over the periods 2021 - 2023, 2022 - 2024, and 2023 - 2025. Depending on the amount of EPS from 2021 to 2025, up to an additional 82,884 PSUs may also be granted.

Stock compensation expense

Stock compensation expense for the three and nine months ended September 30, 2023 and September 30, 2022 has been allocated as follows:

	Three Months Ended		Nine Months Ended
	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022
	(in thousands)		(in thousands)
Direct costs	$6,637	$6,285	$18,725	$17,117
Selling, general and administrative	$9,828	$11,232	$29,097	$38,586

Total	$16,465	$17,517	$47,822	$55,703

15. Share capital

The Company can acquire up to 10% of its outstanding ordinary shares (by way of redemption), in accordance with Irish law and the Company’s constitutional documents through open market share acquisitions.

On February 18, 2022, the Company commenced a share buyback program which was fully complete at March 31, 2022. Under this buyback program, 420,530 ordinary shares were redeemed by the Company for total consideration of $100.0 million. The buyback program gives a broker authority to acquire the Company’s ordinary shares from time to time on the open market in accordance with agreed terms and limitations. All ordinary shares that were redeemed under the buyback program were canceled in accordance with the Constitution of the Company and the nominal value of these shares transferred to other undenominated capital reserve as required under Irish Company Law.

16. Business Segment and Geographical Information

The Company is a clinical research organization ("CRO"), providing outsourced development services on a global basis to the pharmaceutical, biotechnology and medical device industries. It specializes in the strategic development, management and analysis of programs that support all stages of the clinical development process - from compound selection to Phase I-IV clinical studies. The Company has the expertise and capability to conduct clinical trials in most major therapeutic areas on a global basis and has the operational flexibility to provide development services on a stand-alone basis or as part of an integrated "full-service" solution. The Company has expanded through internal growth, together with a number of strategic acquisitions to enhance its expertise and capabilities in certain areas of the clinical development process.

The Company determines and presents operating segments based on the information that is internally provided to the chief operating decision maker, the (‘CODM’) in accordance with ASC 280 'Segment Reporting'. The Company determined that the CODM was comprised of the Chief Executive Officer and the Chief Financial Officer.

The Company operates as one reporting segment, which is the provision of outsourced development services on a global basis to the pharmaceutical, biotechnology and medical devices industries.

Revenues are allocated to individual entities based on where the work is performed in accordance with the Company's global transfer pricing model. Revenues and income from operations in Ireland are a function of our global contracting model and the Group’s transfer pricing model.

ICON Ireland (Ireland Segment) acts as the Group entrepreneur under the Company’s global transfer pricing model given its role in the development and management of the Group, its ownership of key intellectual property and customer relationships, its key role in the mitigation of risks faced by the Group and its responsibility for maintaining the Company’s global network. ICON Ireland enters into the majority of the Company’s customer contracts.

ICON Ireland remunerates other operating entities in the Group on the basis of a guaranteed cost plus mark-up for the services they perform in each of their local territories. The cost plus mark-up for each ICON entity is established to ensure that each of ICON Ireland and the ICON entities that are involved in the conduct of services for customers, earn an appropriate arms-length return having regard to the assets owned, risks borne and functions performed by each entity from these intercompany transactions. The cost plus mark-up policy is reviewed annually to ensure that it is market appropriate. The integration of entities acquired through the Merger into this global network and global transfer pricing model remains ongoing.

The geographic split of revenue disclosed for each region outside Ireland is the cost plus revenue attributable to these entities. The residual revenues of the Group, once each ICON entity has been paid its respective intercompany service fee, generally fall to be retained by ICON Ireland. As such, revenues and income from operations in Ireland are a function of this global transfer pricing model and comprise revenues of the Group after deducting the cost plus revenues attributable to the activities performed outside Ireland.

The geographical distribution of the Company’s segment measures for the three and nine months ended September 30, 2023 and September 30, 2022 and at September 30, 2023 and December 31, 2022 is as follows:

a) The distribution of revenue by geographical area was as follows:

	Three Months Ended		Nine Months Ended
	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022
	(in thousands)		(in thousands)
Ireland	$596,337	$526,867	$1,701,580	$1,395,198
Rest of Europe	384,720	397,538	1,172,752	1,281,996
U.S.	831,789	903,200	2,524,212	2,767,844
Rest of World	242,253	114,822	655,384	334,346

Total	$2,055,099	$1,942,427	$6,053,928	$5,779,384

b) The distribution of income from operations by geographical area was as follows:

	Three Months Ended		Nine Months Ended
	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022
	(in thousands)		(in thousands)
Ireland *	$121,343	$93,640	$298,567	$159,059
Rest of Europe	56,705	76,178	138,959	194,860
U.S.	70,013	63,356	213,846	177,145
Rest of World	16,250	10,570	39,212	60,809

Total	$264,311	$243,744	$690,584	$591,873
* Includes the full amount of the amortization charge associated with the intangible asset acquired in the Merger.

c) The distribution of long-lived assets (property, plant and equipment and operating right-of-use assets), net, by geographical area was as follows:

	September 30, 2023	December 31, 2022
	(in thousands)
Ireland	$172,016	$143,025
Rest of Europe	89,265	99,721
U.S.	165,597	213,311
Rest of World	47,703	48,095

Total	$474,581	$504,152

17. Subsequent events

On October 2, 2023, the Company acquired 100% of the equity of BioTel Research, LLC which comprised the business formerly known as Philips Pharma Solutions, a leading provider of medical imaging and cardiac safety monitoring services. The initial consideration paid on the closing date of the acquisition was $68.1 million.

The Company has evaluated subsequent events from the balance sheet date through to the date at which the financial statements were available to be issued. The Company has determined that there are no items, other than the items described above, to disclose.

ICON plc

Management’s discussion and analysis of financial condition and results of operations

The following discussion and analysis should be read in conjunction with the unaudited condensed consolidated financial statements and accompanying notes included elsewhere herein and the consolidated financial statements and related notes thereto included in our Form 20-F for the year ended December 31, 2022. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States.

Overview

We are a CRO providing outsourced development services on a global basis to the pharmaceutical, biotechnology and medical device industries. We specialize in the strategic development, management and analysis of programs that support all stages of the clinical development process - from compound selection to Phase I-IV clinical studies. Our vision is to be the healthcare intelligence partner of choice by delivering industry leading solutions and best in class performance in clinical development.

We believe that we are one of a select group of CROs with the expertise and capability to conduct clinical trials in most major therapeutic areas on a global basis and have the operational flexibility to provide development services on a stand-alone basis or as part of an integrated “full service” solution. At September 30, 2023, we employed approximately 41,150 employees in 106 locations in 53 countries. During the three months ended September 30, 2023 we derived approximately 40.5%, 47.7% and 11.8% of our revenue in the United States, Europe and Rest of World, respectively.

Revenue consists of fees earned under contracts with third-party clients. In most cases, a portion of the contract fee is paid at the time the study or trial is started, with the balance of the contract fee generally payable in installments over the study or trial duration, based on the delivery of certain performance targets or milestones. Revenue from long term contracts is recognized on a proportional performance method based on the relationship between cost incurred and the total estimated costs of the trial or on a fee-for-service basis according to the particular circumstances of the contract. As is customary in the CRO industry, we contract with third party investigators in connection with clinical trials. Investigator costs and certain other third party costs are included in our assessment of progress towards completion and costs incurred in measuring revenue. Where these costs are reimbursed by clients, they are included in the total contract value recognized over time, based on our assessment of progress towards completion.

As the nature of our business involves the management of projects, the majority of which have a duration of one to four years, the commencement or completion of projects in a fiscal year can have a material impact on revenues earned with the relevant clients in such years. In addition, as we typically work with some, but not all, divisions of a client, fluctuations in the number and status of available projects within such divisions can also have a material impact on revenues earned from clients from year to year.

Termination or delay in the performance of an individual contract may occur for various reasons, including, but not limited to, unexpected or undesired results, production problems resulting in shortages of the drug, adverse patient reactions to the drug, the client’s decision to de-emphasize a particular trial or inadequate patient enrollment or investigator recruitment. In the event of termination, the Company is usually entitled to all sums owed for work performed through the notice of termination and certain costs associated with the termination of the study. In addition, contracts generally contain provisions for renegotiation in the event of changes in the scope, nature, duration, or volume of services of the contract.

Our unsatisfied performance obligation comprises our assessment of contracted revenue yet to be earned from projects awarded by clients. At September 30, 2023 we had unsatisfied performance obligations of approximately $14.3 billion (see note 4 - Accounts receivable, unbilled revenue (contract assets) and unearned revenue or payments on account (contract liabilities) for further details). We believe that our unsatisfied performance obligations as of any date is not necessarily a meaningful predictor of future results, due to the potential for cancellation or delay of the projects included in the unsatisfied performance obligation, and no assurances can be given on the extent to which we will be able to realize the unsatisfied performance obligation.

Although we are domiciled in Ireland, we report our results in U.S. dollars. As a consequence, the results of our non-U.S. based operations, when translated into U.S. dollars, could be materially affected by fluctuations in exchange rates between the U.S. dollar and the currencies of those operations.

In addition to translation exposures, we are also subject to transaction exposures where the currency in which contracts are priced can be different from the currencies in which costs relating to those contracts are incurred. Our operations in the United States are not materially exposed to such currency differences as the majority of our revenues and costs are in U.S. dollars. However, outside of the United States the multinational nature of our activities means that contracts are usually priced in a single currency, most often U.S. dollars or euro, while costs arise in a number of currencies, depending, among other things, on which of our offices provide staff for the contract and the location of investigator sites. Although many such contracts benefit from some degree of natural hedging, due to the matching of contract revenues and costs in the same currency, where costs are incurred in currencies other than those in which contracts are priced, fluctuations in the relative value of those currencies could have a material effect on our results of operations. We regularly review our currency exposures.

As we conduct operations on a global basis, our effective tax rate has depended, and will depend, on the geographic distribution of our revenue and earnings among locations with varying tax rates. Our results therefore may be affected by changes in the tax rates of the various jurisdictions. In particular, as the geographic mix of our results of operations among various tax jurisdictions changes, our effective tax rate may vary significantly from period to period.

Operating Results

The following tables sets forth for the periods indicated certain financial data as a percentage of revenue and the percentage change in these items compared to the prior comparable period. The trends illustrated in the following table may not be indicative of future results.

Three Months Ended September 30, 2023

	Three Months Ended
	September 30, 2023	September 30, 2022	2022 to 2023

	Percentage of Revenue		Percentage Increase/ (Decrease)
Revenue	100.0%	100.0%	5.8%

Costs and expenses:
Direct costs	70.5%	70.8%	5.3%
Selling, general and administrative	9.0%	8.6%	11.0%
Depreciation	1.5%	1.5%	17.1%
Amortization	5.6%	5.9%	(0.4)%
Transaction and integration-related	0.5%	0.4%	30.4%
Restructuring	—%	0.3%	(100.0)%

Income from operations	12.9%	12.5%	8.4%

Nine Months Ended September 30, 2023

	Nine Months Ended
	September 30, 2023	September 30, 2022	2022 to 2023

	Percentage of Revenue		Percentage Increase/ (Decrease)
Revenue	100.0%	100.0%	4.8%

Costs and expenses:
Direct costs	70.6%	71.7%	3.1%
Selling, general and administrative	9.5%	9.6%	3.8%
Depreciation	1.5%	1.4%	16.7%
Amortization	5.7%	6.0%	(1.2)%
Transaction and integration-related	0.6%	0.5%	19.1%
Restructuring	0.7%	0.6%	38.0%

Income from operations	11.4%	10.2%	16.7%

Revenue

	Three Months Ended September 30,		Change
(dollars in thousands)	2023	2022	$	%
Revenue	$2,055,099	$1,942,427	$112,672	5.8%

Revenue for the three months ended September 30, 2023 increased by $112.7 million, or 5.8%, to $2,055.1 million, compared to $1,942.4 million for the three months ended September 30, 2022. Revenue increased by 4.8% in constant currency terms. The increase in revenue for the three months ended September 30, 2023 is due to continued organic growth across the Company's markets.

During the three months ended September 30, 2023, we derived approximately 40.5%, 47.7% and 11.8% of our revenue in the United States, Europe and Rest of World respectively. During the three months ended September 30, 2023, $527.3 million or 25.7% of our revenues were derived from our top 5 customers. New customer accounts are continually added across the full portfolio of large pharma customers, mid-tier pharma customers and biotech customers.

Revenue in Ireland for the three months ended September 30, 2023 increased to $596.3 million compared to $526.9 million for the three months ended September 30, 2022. Regional revenue is principally a function of the Company’s global transfer pricing model (see note 16 - Business Segment and Geographical Information for further details). Revenue in our Rest of Europe region decreased to $384.7 million compared to $397.5 million for the three months ended September 30, 2022. Revenue in the Rest of World region increased to $242.3 million compared to $114.8 million for the three months ended September 30, 2022. Revenue in the U.S. region decreased to $831.8 million from $903.2 million for the three months ended September 30, 2022.

	Nine Months Ended September 30,		Change
(dollars in thousands)	2023	2022	$	%
Revenue	$6,053,928	$5,779,384	$274,544	4.8%

Revenue for the nine months ended September 30, 2023 increased by $274.5 million, or 4.8%, to $6,053.9 million, compared to $5,779.4 million for the nine months ended September 30, 2022. Revenue increased by 4.8% in constant currency terms. The increase in revenue for the nine months ended September 30, 2023 is due to continued organic growth across the Company's markets.

During the nine months ended September 30, 2023 we derived approximately 41.7%, 47.5% and 10.8% of our revenue in the United States, Europe and Rest of World, respectively. During the nine months ended September 30, 2023, $1,615.7 million or 26.7% of our revenues were derived from our top 5 customers. New customer accounts are continually added across the full portfolio of large pharma customers, mid-tier pharma customers and biotech customers.

Revenue in Ireland for the nine months ended September 30, 2023 increased to $1,701.6 million compared to $1,395.2 million for the nine months ended September 30, 2022. Revenue in Ireland is principally a function of the Company’s global transfer pricing model (see note 16 - Business segment information for further details). Revenue in our Rest of Europe region decreased to $1,172.8 million compared to $1,282.0 million for the nine months ended September 30, 2022. Revenue in the Rest of World region increased to $655.4 million compared to $334.3 million for the nine months ended September 30, 2022. Revenue in the U.S. region decreased to $2,524.2 million compared to $2,767.8 million for the nine months ended September 30, 2022.

Direct costs

	Three Months Ended September 30,			Nine Months Ended September 30,
(dollars in thousands)	2023	2022	Change	2023	2022	Change
Direct costs	$1,449,136	$1,375,837	$73,299	$4,274,222	$4,146,366	$127,856
% of revenue	70.5%	70.8%	5.3%	70.6%	71.7%	3.1%

Direct costs for the three months ended September 30, 2023 increased by $73.3 million, or 5.3%, to $1,449.1 million compared to $1,375.8 million for the three months ended September 30, 2022. Direct costs consist primarily of investigator and other reimbursable costs, compensation, associated fringe benefits and share based compensation expense for project-related employees and other direct project driven costs. The increase in direct costs arose due to an increase in personnel related costs, laboratory costs, travel and other direct project driven costs. This was offset by a decrease in third party investigator and other reimbursable costs in the period to September 30, 2023.

Direct costs for the nine months ended September 30, 2023 increased by $127.9 million, or 3.1%, to $4,274.2 million compared to $4,146.4 million for the nine months ended September 30, 2022. The increase in direct costs arose due to an increase in personnel related costs, laboratory costs, travel and other direct project driven costs. This was offset by a decrease in third party investigator and other reimbursable costs in the period. As a percentage of revenue, direct costs have decreased to 70.6% compared to 71.7% for the nine months ended September 30, 2022.

Selling, general and administrative expense

	Three Months Ended September 30,			Nine Months Ended September 30,
(dollars in thousands)	2023	2022	Change	2023	2022	Change
Selling, general and administrative expense	$185,187	$166,787	$18,400	$572,999	$552,000	$20,999
% of revenue	9.0%	8.6%	11.0%	9.5%	9.6%	3.8%

Selling, general and administrative expenses for the three months ended September 30, 2023 increased by $18.4 million, or 11%, to $185.2 million, compared to $166.8 million for the three months ended September 30, 2022. Selling, general and administrative expenses comprise primarily of compensation, related fringe benefits and routine share based compensation expense for non-project-related employees, recruitment expenditure, professional service costs, advertising costs and all costs related to facilities and information systems. As a percentage of revenue, selling, general and administrative expenses increased to 9.0% compared to 8.6% for the three months ended September 30, 2022. The increase in selling, general and administrative expenses primarily relates to foreign exchange movements, professional fees and personnel costs offset by decreases in general overhead costs and marketing costs.

Selling, general and administrative expenses for the nine months ended September 30, 2023 increased by $21.0 million, or 3.8%, to $573.0 million compared to $552.0 million for the nine months ended September 30, 2022. As a percentage of revenue, selling, general and administrative expenses have decreased to 9.5% compared to 9.6% for the nine months ended September 30, 2022. The increase in costs for the nine months ended September 30, 2023 primarily relates to foreign exchange movements and professional fees offset by decreases in personnel costs, general overhead costs, acquisition related costs, marketing costs and a gain of $6.2 million related to the Oncacare acquisition.

Depreciation and amortization

	Three Months Ended September 30,			Nine Months Ended September 30,
(dollars in thousands)	2023	2022	Change	2023	2022	Change
Depreciation	$31,459	$26,870	$4,589	$92,349	$79,167	$13,182
% of revenue	1.5%	1.5%	17.1%	1.5%	1.4%	16.7%
Amortization	$114,573	$114,991	$(418)	$343,868	$348,118	$(4,250)
% of revenue	5.6%	5.9%	(0.4)%	5.7%	6.0%	(1.2)%

The depreciation charge reflects investments in facilities, information systems and equipment to support the Company’s continued growth. The depreciation expense for the three months ended September 30, 2023 increased by $4.6 million, or 17.1%, to $31.5 million compared to $26.9 million for the three months ended September 30, 2022. As a percentage of revenue the depreciation expense was 1.5%, which increased from 1.5% for the three months ended September 30, 2022.

The depreciation expense for the nine months ended September 30, 2023 increased by $13.2 million, or 16.7%, to $92.3 million compared to $79.2 million for the nine months ended September 30, 2022. As a percentage of revenue the depreciation expense was 1.5%, which increased from 1.4% for the nine months ended September 30, 2022. The depreciation charge, from a value perspective, for the three and nine months ended September 30, 2023 has increased mainly due to an increase in our depreciable asset base and additional spend related to computer hardware and software.

The amortization expense represents the amortization of intangible assets acquired in business combinations. Amortization of intangibles for the three months ended September 30, 2023 decreased by $0.4 million, or 0.4%, to $114.6 million compared to $115.0 million for the three months ended September 30, 2022. As a percentage of revenue, the amortization expense decreased to 5.6%, compared to 5.9% for the three months ended September 30, 2022.

The amortization expense for the nine months ended September 30, 2023 decreased by $4.3 million, or 1.2%, to $343.9 million compared to $348.1 million for the nine months ended September 30, 2022. As a percentage of revenue, the amortization expense was 5.7%, which decreased from 6.0% for the nine months ended September 30, 2022.

Restructuring, transaction and integration-related expenses associated with the Merger

	Three Months Ended September 30,			Nine Months Ended September 30,
(dollars in thousands)	2023	2022	Change	2023	2022	Change
Transaction and integration-related expenses	$10,433	$8,001	$2,432	$34,516	$28,970	$5,546
% of revenue	0.5%	0.4%	30.4%	0.6%	0.5%	19.1%
Restructuring costs	$—	$6,197	$(6,197)	$45,390	$32,890	$12,500
% of revenue	—%	0.3%	(100.0)%	0.7%	0.6%	38.0%

During the three and nine months ended September 30, 2023, the Company incurred $10.4 million and $79.9 million, respectively, for restructuring, transaction and integration-related expenses. The charge includes transaction and integration costs of $10.4 million and costs amounting to $34.5 million comprising professional fees, retention agreements and ongoing integration activities.

During the nine months ended September 30, 2023 the Company has undertaken a restructuring program aimed at realigning its workforce as well as reviewing its global office footprint and optimizing its locations to best fit the requirements of the Company. This program has resulted in a restructuring charge of $45.4 million in the nine months ended September 30, 2023.

We expect to incur additional integration expenses associated with the Merger; however, the timing and the amount of these expenses depends on various factors such as, but not limited to, the execution of integration activities and the aggregate amount of synergies we achieve from these activities.

Income from operations

	Three Months Ended September 30,
(dollars in thousands)	2023	2022	Change
Income from operations	$264,311	$243,744	$20,567
% of revenue	12.9%	12.5%	8.4%

Income from operations for the three months ended September 30, 2023 increased by $20.6 million or 8.4% to $264.3 million compared to $243.7 million for the three months ended September 30, 2022. As a percentage of revenue, income from operations increased to 12.9% compared to 12.5% of revenue for the three months ended September 30, 2022.

Income from operations in Ireland increased to $121.3 million compared to $93.6 million for the three months ended September 30, 2022.Income from operations in Ireland and other geographic regions are reflective of the Company’s global transfer pricing model.

In the Rest of Europe region, income from operations decreased to $56.7 million compared to $76.2 million for the three months ended September 30, 2022. As a percentage of revenues in the Rest of Europe region, income from operations in the Rest of Europe region decreased to 14.7% compared to 19.2% for the period ended September 30, 2022.

In the U.S. region, income from operations increased to $70.0 million, compared to $63.4 million for the period ended September 30, 2022. As a percentage of revenues in the U.S. region, income from operations in the U.S. region increased to 8.4% compared to 7.0% for the period ended September 30, 2022.

In the Rest of World region, income from operations increased by $5.7 million to $16.3 million compared to $10.6 million for the three months ended September 30, 2022. As percentage of revenues in other regions, income from operations in other regions decreased to 6.7% compared to 9.2% for the period ended September 30, 2022.

	Nine Months Ended September 30,
(dollars in thousands)	2023	2022	Change
Income from operations	$690,584	$591,873	$98,711
% of revenue	11.4%	10.2%	16.7%

Income from operations for the nine months ended September 30, 2023 increased by $98.7 million or 16.7% to $690.6 million compared to $591.9 million for the nine months ended September 30, 2022. As a percentage of revenue, income from operations increased to 11.4% compared to 10.2% of revenue for the nine months ended September 30, 2022.

Income from operations in Ireland increased to $298.6 million compared to $159.1 million for the nine months ended September 30, 2022. Income from operations in Ireland and other geographic regions are reflective of the Company’s global transfer pricing model.

In the Rest of Europe region, income from operations decreased to $139.0 million compared to $194.9 million for the nine months ended September 30, 2022. As a percentage of revenues in the Rest of Europe region, income from operations in the Rest of Europe region decreased to 11.8% compared to 15.2% for the nine months ended September 30, 2022.

In the U.S. region, income from operations increased by $36.7 million, to $213.8 million compared to $177.1 million, for the nine months ended September 30, 2022. As a percentage of revenues in the US region, income from operations in the U.S. region increased to 8.5% compared to 6.4% for the nine months ended September 30, 2022.

In other regions, income from operations decreased by $21.6 million to $39.2 million compared to $60.8 million for the nine months ended September 30, 2022. As percentage of revenues in other regions, income from operations in other regions decreased to 6.0% compared to 18.2% for the nine months ended September 30, 2022.

Interest income and expense

	Three Months Ended September 30,		Change		Nine Months Ended September 30,		Change
(dollars in thousands)	2023	2022	$	%	2023	2022	$	%
Interest income	$1,273	$1,434	$(161)	(11.2)%	$3,294	$1,727	$1,567	90.7%
Interest expense	$(83,908)	$(63,010)	$(20,898)	33.2%	$(255,665)	$(154,546)	$(101,119)	65.4%

Interest expense for the three months ended September 30, 2023 increased to $83.9 million, compared to $63.0 million for the three months ended September 30, 2022. The increase during the period reflects the impact of financing costs associated with the Merger and the impact of rising interest rates. Interest income for the three months ended September 30, 2023 decreased to $1.3 million, compared to $1.4 million for the three months ended September 30, 2022.

Interest expense for the nine months ended September 30, 2023 increased to $255.7 million, compared to $154.5 million for the nine months ended September 30, 2022 due to the impact of financing costs associated with the Merger. Interest income for the nine months ended September 30, 2023 increased to $3.3 million, compared to $1.7 million for the nine months ended September 30, 2022. The increase in interest income can be attributed to rising interest rates over the last nine months.

Income tax expense

	Three Months Ended September 30,		Change	Nine Months Ended September 30,		Change
(dollars in thousands)	2023	2022		2023	2022
Income tax expense	$18,011	$21,012	$(3,001)	$41,913	$48,552	(6,639)
Effective income tax rate	9.9%	11.5%	(14.3)%	9.6%	11.1%	(13.7)%

Provision for income taxes decreased to a $18.0 million charge for the three months ended September 30, 2023, compared to a $21.0 million charge for the three months ended September 30, 2022. The Company’s effective tax rate for the three months ended September 30, 2023 was 9.9% compared with 11.5% for the three months ended September 30, 2022.

Provision for income taxes decreased to a $41.9 million charge for the nine months ended September 30, 2023, compared to $48.6 million for the nine months ended September 30, 2022. The Company’s effective tax rate for the nine months ended September 30, 2023 was 9.6% compared with 11.1% for the nine months ended September 30, 2022.

The Company’s effective tax rate remains principally a function of the distribution of pre-tax profits amongst the territories in which it operates.

Liquidity and capital resources

The CRO industry is generally not capital intensive. The Company’s principal operating cash needs are payment of salaries, office rents, travel expenditures and payments to investigators. Investing activities primarily reflect capital expenditures for facilities and information systems enhancements, the purchase and sale of short term investments and acquisitions. Financing activities primarily reflect the servicing of the Company's external debt.

Our clinical research and development contracts are generally fixed price with some variable components and range in duration from a few weeks to several years. Revenue from contracts is generally recognized as income on the basis of the relationship between time incurred and the total estimated contract duration or on a fee-for-service basis. The cash flow from contracts typically consists of a down payment at the time the contract is entered into, with the balance paid in installments over the contract's duration, in some cases on the achievement of certain milestones. Therefore, cash receipts do not correspond to costs incurred and revenue recognized on contracts.

Cash and cash equivalents and net borrowings

	Balance December 31, 2022	(Drawn Down)	Repaid	Net cash inflow/ (outflow)	Other non- cash	Effect of exchange rates	Balance September 30, 2023
	$ (in thousands)
Cash and cash equivalents	288,768	—	—	28,249	—	(3,952)	313,065
Available for sale investments	1,713	—	—	241	—	—	1,954
Senior Secured Credit Facilities & Senior Secured Notes	(4,654,187)	(305,000)	930,000	—	(12,485)	—	(4,041,672)
	(4,363,706)	(305,000)	930,000	28,490	(12,485)	(3,952)	(3,726,653)

The Company’s cash and short term investment balances at September 30, 2023 amounted to $315.0 million compared with cash and short term investment balances of $290.5 million at December 31, 2022.

In conjunction with the completion of the Merger, on July 1, 2021, ICON entered into a credit agreement providing for a senior secured term loan facility of $5,515 million and a senior secured revolving loan facility in an initial aggregate principal amount of $300 million (the "Senior Secured Credit Facilities"). The senior secured term loan facility will mature in July 2028 and the revolving loan facility will mature in July 2026. In January 2023, $100.0 million of the senior secured revolving loan facility was drawn down, in the aggregate, at interest rates of 5.89% and 5.80%, representing one month SOFR plus a margin of 1.25%. This was repaid in full in March 2023. On March 31, 2023, $80.0 million of the senior secured revolving loan facility was drawn down at an interest rate of 6.68%, representing one month SOFR plus a margin of 1.25%. In April 2023, the Company drew down $50.0 million of the senior secured revolving loan facility at an interest rate of 6.25%, representing one month SOFR plus a margin of 1.25%. In May 2023, the Company agreed with its lenders to increase the aggregate principal amount of the senior secured revolving loan facility from $300.0 million to $500.0 million. The Company repaid $80.0 million of the senior secured revolving loan facility on June 30, 2023. The remaining $50.0 million was repaid on August 17, 2023. On September 29, 2023, $75.0 million of the of the senior secured revolving loan facility was drawn down at an interest rate of 6.68%, representing one month SOFR plus a margin of 1.25%.

On March 31, 2023 the Company repaid $250.0 million of the senior secured term loan facility and made a quarterly interest payment of $75.3 million. This repayment resulted in an accelerated charge associated with previously capitalized fees of $2.2 million.

On June 30, 2023 the Company repaid $150.0 million of the senior secured term loan facility and made a quarterly interest payment of $74.0 million. This repayment resulted in an accelerated charge associated with previously capitalized fees of $1.2 million.

On September 29, 2023, the Company repaid $300.0 million of the senior secured term loan facility and made a quarterly interest payment of $74.5 million. This repayment resulted in an accelerated charge associated with previously capitalized fees of $2.5 million.

In addition to the Senior Secured Credit Facilities, on July 1, 2021, a subsidiary of the Company issued $500 million in aggregate principal amount of 2.875% senior secured notes due 2026 in a private offering. The senior secured notes will mature on July 15, 2026.

Cash flows

Net cash from operating activities

Net cash provided by operating activities increased by $98.2 million to $720.9 million for the nine months ended September 30, 2023 as compared to net cash provided by operating activities of $622.7 million for the nine months ended September 30, 2022. The increase in net cash provided by operating activities of $98.2 million is primarily due to an increase in underlying operating activity and improved working capital.

The change in working capital is primarily attributable to an increase in the movement of unbilled revenue of $235.5 million and an increase in the movement of unearned revenue of $129.9 million for the nine months ended September 30, 2023 in comparison with the nine months ended September 30, 2022. These changes result from differences in timing of revenue recognition and billing on clinical trials. The number of days’ revenue outstanding at September 30, 2023 was 49 days compared to 54 days at December 31, 2022 and 43 days at September 30, 2022. Cash generated from working capital and days’ revenue outstanding may be positively or negatively impacted by, amongst others, the scheduling of contractual milestones over a study or trial duration, the achievement of a particular milestone during the period, the timing of receipt of invoices from third parties for reimbursable costs and the timing of cash receipts from customers. Contract fees are generally payable in installments based on the achievement of certain performance targets or “milestones” (e.g. target patient enrollment rates, clinical testing sites initiated or case report forms completed), such milestones being specific to the terms of each individual contract, while revenues on contracts are recognized as contractual obligations are performed. A decrease in the number of days’ revenue outstanding during a period will result in cash inflows to the Company while an increase in days revenue outstanding will lead to cash outflows.

Net cash used in investing activities

Net cash used in investing activities was $104.2 million for the nine months ended September 30, 2023 compared to net cash used in investing activities of $87.0 million for the nine months ended September 30, 2022. Net cash used in investing activities during the nine months ended September 30, 2023 was primarily related to cash outflows of $88.0 million for capital expenditures made mainly relating to investment in facilities and IT infrastructure, $5.1 million in relation to purchase of subsidiary undertakings, and $10.8 million in relation to investments in long-term equity.

Net cash used in financing activities

Net cash used in financing activities during the nine months ended September 30, 2023 amounted to $588.5 million compared to net cash used in financing activities of $671.0 million for the nine months ended September 30, 2022. During the nine months ended September 30, 2023, the Company made a net repayment of $625.0 million on external financing. This was offset by $36.5 million that was received by the Company from the exercise of share options.

Net cash inflow

As a result of these cash flows, cash and cash equivalents increased by $24.3 million for the nine months ended September 30, 2023 compared to a decrease of $143.1 million for the nine months ended September 30, 2022.

Legal proceedings

We are not party to any material pending legal proceedings, and we do not expect any litigation which could have an adverse effect on our financial condition or results of operations. However, from time to time, we may become involved in various lawsuits and legal proceedings which arise in the ordinary course of business. Litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm our business.

Forward-Looking Statements

Certain statements contained herein are forward looking statements, particularly in the discussion under the caption “Management’s discussion and analysis of financial condition and results of operations”. All statements other than statements of historical fact are forward-looking. Examples of forward-looking statements include, but are not limited to, statements regarding industry prospects, future business, future results of operations or financial condition, our ability to integrate the businesses we have acquired into our existing operations, management strategies and our competitive position. You can identify many forward-looking statements by words such as “may,” “will,” “would,” “should,” “could,” “expects,” “aims,” “anticipates,” “believes,” “estimates,” “intends,” “plans,” “predicts,” “projects,” “seeks,” “potential,” “opportunities” and other similar expressions and the negatives of such expressions. However, not all forward-looking statements contain these words. These statements are based on management's current expectations and information currently available, including current economic and industry conditions. Actual results may differ materially from those stated or implied by forward looking statements due to risks and uncertainties associated with the Company’s business and forward looking statements are not guarantees of future performance. Such risks and uncertainties include, but are not limited to, dependence on the pharmaceutical industry and certain clients, the need to regularly win projects and then to execute them efficiently and correctly, the challenges presented by rapid growth, the challenges associated with the integration of the PRA, competition and the continuing consolidation of the industry, the dependence on certain key executives, changes in the regulatory environment and other factors. Forward-looking statements speak only as of the date they are made and we do not undertake any obligation to update publicly any forward-looking statement, either as a result of new information, future events or otherwise. Please also refer to the Form 20-F filed on February 24, 2023 for risks and uncertainties facing the Company.

SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICON plc

/s/Brendan Brennan
Date:	October 27, 2023	Brendan Brennan
Chief Financial Officer